UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 4, 2020 titled “GeoPark Announces Extraordinary Cash Dividend, Quarterly Cash Dividend and Share Buyback Program”
2.	Press Release dated November 4, 2020 titled “GeoPark Reports Third Quarter 2020 Results”
3.	Press Release dated November 4, 2020 titled “GeoPark Announces 2021 Work Program And Investment Guidelines”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 4, 2020

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES EXTRAORDINARY CASH DIVIDEND
QUARTERLY CASH DIVIDEND AND SHARE BUYBACK PROGRAM

Bogota, Colombia – November 4, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador today announced its Board of Directors has declared an extraordinary cash dividend of $0.0206 per share for 2020 and a quarterly dividend of $0.0206 per share, both payable on December 9, 2020. In addition, the Board of Directors has approved a buyback program to repurchase up to 10% of its shares outstanding, or approximately 6,062,000 shares.

2020 Extraordinary Cash Dividend

•	The Board of Directors has declared an extraordinary cash dividend of $0.0206 per share ($1.25 million in the aggregate) payable on December 9, 2020 to the shareholders of record at the close of business on November 20, 2020

Quarterly Cash Dividend

•	The Board of Directors has declared a quarterly cash dividend of $0.0206 per share ($1.25 million in the aggregate) payable on December 9, 2020 to the shareholders of record at the close of business on November 20, 2020

Share Buyback Program

•	The buyback program will begin on November 5, 2020 and will expire on November 15, 2021

•	The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors

As detailed in our 2021 Work Program and Investment Guidelines, GeoPark plans to deliver another year of strong operational and financial performance and free cash flow generation while remaining committed to returning value to its shareholders.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including 2020 and/or 2021 production growth and capital expenditures plan Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2020 RESULTS

LOW BREAKEVEN PRODUCTION DRIVING POWERFUL CASH FLOW GENERATION

EXTRAORDINARY & QUARTERLY CASH DIVIDEND AND SHARE BUYBACK PROGRAM

RE-ENGAGED WORK PROGRAM AND INITIATED DRILLING ON THE CPO-5 BLOCK

Bogota, Colombia – November 4, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador reports its consolidated financial results for the three-month period ended September 30, 2020 (“Third Quarter” or “3Q2020”). A conference call to discuss 3Q2020 financial results and the work program and investment guidelines for 2021 will be held on November 5, 2020 at 10:00 am (Eastern Standard Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended September 30, 2020 and 2019, available on the Company’s website.

THIRD QUARTER 2020 HIGHLIGHTS

Expanded Production and Restarted Work Program

•	Consolidated oil and gas production of 38,845 boepd in 3Q2020, up 5% compared to 2Q2020

•	Resumed drilling with three wells put on production in the Llanos 34 block (GeoPark operated, 45% WI)

•	Reopened temporarily shut-in production and producing 40,000 boepd by the end of 3Q2020

•	Currently drilling the Indico 2 appraisal well in the CPO-5 block (GeoPark non-operated, 30% WI)

Implemented Decisive Cost and Investment Reduction Plan

•	Cost and investment reductions totaled over $290 million across regional platform

•	Further improving GeoPark’s cost efficiencies with ongoing cost-cutting initiatives at all levels

•	Production and operating costs reduced by 32% to $28.4 million

•	Operating costs per boe[1] reduced by 22% to $6.3 per boe

•	G&A/G&G costs reduced by 30% to $13.1 million

Generated Substantial Free Cash Flow

•	Revenue of $98.1 million

•	Adjusted EBITDA of $56.1 million (or $15.9 per boe), 2x Adjusted EBITDA in 2Q2020

•	Operating Profit of $28.5 million / Net Loss of $4.3 million

•	Capital expenditures reduced by 56% to $9.8 million

•	Full-year 2020 work program of $65-75 million targeting 40,000-42,000 boepd annual average production and operating netbacks of $245-270 million assuming Brent of $35-40 per bbl[2]

Built Strong Financial Position and Risk Management

•	$163.7 million cash ($157.5 million in 2Q2020 and after interest payments of $23.5 million in 3Q2020)

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$132.9 million in uncommitted credit lines

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	Continuously adding new hedges for the next 15 months

1 Operating costs per boe represent the figures used in Adjusted EBTIDA calculation, as if IFRS 16 had not been adopted.

2 Brent price assumption from November to December 2020, using a Brent to Vasconia differential averaging $4 per bbl.

Increased SPEED/ESG+ Response and Actions

•	Protocols, preventive measures and crisis response plans in place across six-country regional platform

•	Field teams sharply reduced to a minimum with back-up teams and contingencies in place to keep people working safely and production flowing

•	GeoPark closely engaged with local communities implementing a significant range of measures to fight Covid-19 with efforts coordinated at local, regional and federal levels

•	Appointment of Sylvia Escovar and Somit Varma as new independent members of GeoPark’s Board of Directors (filling vacancies)

•	Released GeoPark's Environmental, Social and Governance ("ESG") report for 2019, available on the Company's website

Returning Value to Shareholders by Cash Dividends and Share Buyback Program

•	2020 Extraordinary Cash Dividend of $0.0206 per share ($1.25 million) payable on December 9, 2020
•	2020 Quarterly Dividend of $0.0206 per share ($1.25 million) payable on December 9, 2020

•	Resuming discretionary share buyback program for up to 10% of total outstanding shares

James F. Park, Chief Executive Officer of GeoPark, said: “Thanks to and admiration for the GeoPark team for again performing through this monster storm. Because of its quick, decisive and significant moves, GeoPark today is in a position to re-engage our work program, grow production, build and set into motion an attractive work program for 2021 and begin returning cash to its shareholders in the fourth quarter. And, beyond just surviving the collapse and accommodating to the new environment, our team transformed GeoPark – from a cost, capability, and organizational perspective – into a better and stronger company ready to capture the immense opportunity ahead.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2020	2Q2020	3Q2019	9M2020	9M2019
Oil production[a] (bopd)	32,875	32,504	33,693	35,404	34,102
Gas production (mcfpd)	35,814	26,448	35,555	30,509	32,148
Average net production (boepd)	38,845	36,912	39,619	40,490	39,460
Brent oil price ($ per bbl)	43.3	33.1	62.1	42.5	64.7
Combined realized price ($ per boe)	27.9	17.8	44.2	27.3	46.4
⁻ Oil ($ per bbl)	31.7	18.6	49.3	29.8	51.3
⁻ Gas ($ per mcf)	2.5	2.8	4.4	3.0	4.6
Sale of crude oil ($ million)	89.3	49.0	138.2	262.2	434.6
Sale of gas ($ million)	8.8	6.6	13.0	24.9	36.2
Revenue ($ million)	98.1	55.7	151.2	287.0	470.9
Commodity risk management contracts ($ million)	2.7	-9.1	4.4	25.6	-16.0
Production & operating costs[b] ($ million)	-28.4	-20.7	-41.7	-90.2	-126.7
G&G, G&AC and selling expenses ($ million)	-14.4	-15.9	-21.1	-49.4	-63.7
Adjusted EBITDA ($ million)	56.1	27.8	86.7	161.6	277.7
Adjusted EBITDA ($ per boe)	15.9	8.9	25.3	15.3	27.4
Operating Netback ($ per boe)	19.2	13.0	31.4	19.2	33.0
Net Profit (loss) ($ million)	-4.3	-19.9	6.8	-113.7	57.9
Capital expenditures ($ million)	9.8	5.8	22.1	49.3	88.2
Amerisur acquisition[d] ($ million)	-	-	-	272.3	-
Cash and cash equivalents ($ million)	163.7	157.5	81.6	163.7	81.6
Short-term financial debt ($ million)	4.8	19.9	10.6	4.8	10.6
Long-term financial debt ($ million)	767.4	763.5	424.4	767.4	424.4
Net debt ($ million)	608.4	625.9	353.4	608.4	353.4

a) Includes royalties paid in kind in Colombia for approximately 1,284, 1,286 and 1,419 bopd in 3Q2020, 2Q2020 and 3Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Production and operating costs include operating costs and royalties paid in cash.

c) G&A and G&G expenses include non-cash, share-based payments for $1.8 million, $2.0 million and $0.3 million in 3Q2020, 2Q2020 and 3Q2019, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

d) Amerisur acquisition is shown net of cash acquired.

Production: Overall oil and gas production decreased by 2% to 38,845 boepd in 3Q2020 from 39,619 boepd in 3Q2019, due to reopened shut-in production and limited drilling and maintenance activities during the quarter, partially offset by the addition of production from the recent Amerisur Resources Plc (“Amerisur”) acquisition in Colombia. Oil represented 85% of total reported production in 3Q2020 and 3Q2019.

For further details, please refer to the 3Q2020 Operational Update published on October 14, 2020.

Reference and Realized Oil Prices: Brent crude oil prices averaged $43.3 per bbl during 3Q2020, $18.6 per bbl lower than 3Q2019 levels. Consolidated realized oil sales price averaged $31.7 per bbl in 3Q2020, $17.6 per bbl lower than the $49.3 per bbl in 3Q2019, reflecting a higher local marker differential in Colombia that was partially offset by lower commercial and transportation discounts.

In Colombia, the local marker differential to Brent averaged $3.0 per bbl in 3Q2020, compared to $6.5 per bbl in 2Q2020 and $1.7 per bbl in 3Q2019. Commercial and transportation discounts improved by $2.1 per bbl and averaged $9.0 per bbl in 3Q2020, compared to $11.1 per bbl in 3Q2019, resulting from further improvements achieved for production in the Llanos 34 block plus the addition of the Platanillo (GeoPark operated, 100% WI) and CPO-5 blocks as part of the Amerisur acquisition, both of which have lower commercial and transportation discounts.

The tables below provide a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 3Q2020 and 3Q2019:

3Q2020 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price (*)	43.3	42.7	43.3
Local marker differential	(3.0)	-	-
Commercial and transportation discounts	(9.0)	(7.7)	-
Other	-	-	(2.8)
Realized oil price	31.3	35.0	40.5
Weight on oil sales mix	94%	1%	5%

3Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price (*)	62.1	62.0	62.1
Local marker differential	(1.7)	-	-
Commercial and transportation discounts	(11.1)	(7.7)	-
Other	-	-	(13.2)
Realized oil price	49.3	54.3	48.9
Weight on oil sales mix	94%	1%	5%

(*) Specified Brent oil price differs in each country as sales in Colombia are priced with reference to ICE Brent whereas sales in Chile are priced with reference to Dated Brent. In Argentina, local prices are dissociated from international oil prices and differences between international benchmarks and realized prices are included in “Other”.

Revenue: Consolidated revenue decreased by 35% to $98.1 million in 3Q2020, compared to $151.2 million in 3Q2019 reflecting lower oil and gas prices.

Sales of crude oil: Consolidated oil revenue decreased by 35% to $89.3 million in 3Q2020, driven by a 36% decrease in realized oil prices and flat deliveries. Oil revenue was 91% of total revenue in 3Q2020 and 3Q2019.

•	Colombia: In 3Q2020, oil revenue decreased by 36% to $82.8 million reflecting lower realized oil prices and a 1% increase in oil deliveries. Realized prices decreased by 36% to $31.3 per bbl due to lower Brent oil prices and a higher Vasconia differential, partially compensated by lower commercial and transportation discounts. Oil deliveries increased by 1% to 29,962 bopd, reflecting the recent acquisition of Amerisur that was partially offset by temporary shut-ins and limited drilling and maintenance activity. Colombian earn-out payments decreased by 42% to $3.4 million in 3Q2020, compared to $6.0 million in 3Q2019, in line with lower oil revenue in the Llanos 34 block.

•	Chile: In 3Q2020, oil revenue decreased by 49% to $1.2 million, due to lower oil prices and volumes sold. Realized oil prices decreased by 36% to $35.0 per bbl, in line with lower Brent prices. Oil deliveries decreased by 21% to 361 bopd due to limited maintenance works and no drilling activity, combined with the natural decline of the fields.

•	Argentina: In 3Q2020, oil revenue decreased by 21% to $5.3 million due to lower oil prices and to a lesser extent, lower deliveries. Realized oil prices decreased by 17% to $40.5 per bbl due to the dissociation of local oil prices from international oil prices whereas oil deliveries decreased by 4% to 1,424 bopd due to limited maintenance works and no drilling activity, combined with the natural decline of the fields.

Sales of gas: Consolidated gas revenue decreased by 32% to $8.8 million in 3Q2020 compared to $13.0 million in 3Q2019 reflecting 43% lower gas prices, partially offset by a 19% increase in volumes delivered. Gas revenue was 9% of total revenue in both 3Q2020 and 3Q2019.

•	Chile: In 3Q2020, gas revenue decreased by 28% to $4.2 million reflecting lower gas prices, partially offset by higher gas deliveries. Gas prices were 42% lower, or $2.3 per mcf ($14.1 per boe) in 3Q2020 due to lower methanol prices. The successful development of the Jauke gas field and the recent discovery of the Jauke Oeste gas field in early 2020 increased gas deliveries by 25% to 19,374 mcfpd (3,229 boepd).

•	Brazil: In 3Q2020, gas revenue decreased by 42% to $3.3 million, due to lower gas deliveries and lower gas prices. Gas deliveries fell by 30% in the Manati gas field (GeoPark non-operated, 10% WI) to 8,661 mcfpd (1,443 boepd) due to lower gas demand in Brazil. Gas prices decreased by 16% to $4.1 per mcf ($24.8 per boe), due to the impact of the local currency devaluation, which was partially offset by the annual price inflation adjustment of approximately 7%, effective in January 2020.

•	Argentina: In 3Q2020, gas revenue decreased by 15% to $0.8 million, resulting from lower gas prices, partially offset by higher deliveries. Gas prices decreased by 28% to $2.1 per mcf ($12.4 per boe) due to local market conditions while deliveries increased by 18% to 4,320 mcfpd (720 boepd) due to optimization activities focused on enhancing base production levels and the improved performance of the Challaco Bajo gas field.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $2.7 million gain in 3Q2020, compared to a $4.4 million gain in 3Q2019.

Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized portion of the commodity risk management contracts registered a cash gain of $1.4 million in both 3Q2020 and 3Q2019. Realized gains in 3Q2020 resulted from hedges in place providing protection to prevailing oil prices during 3Q2020.

The unrealized portion of the commodity risk management contracts amounted to a $1.3 million gain in 3Q2020, compared to a $3.0 million gain in 3Q2019. Unrealized gains during 3Q2020 resulted from a slight decrease in the forward Brent oil price curve compared to June 2020 and the impact of new hedges added during 3Q2020 as measured at September 30, 2020.

GeoPark recently added new oil hedges further increasing its low-price risk protection over the next 15 months. Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs3: Consolidated production and operating costs decreased by 32% to $28.4 million from $41.7 million resulting from lower royalties and lower operating costs per boe.

The table below provides a breakdown of production and operating costs in 3Q2020 and 3Q2019:

(In millions of $)	3Q2020	3Q2019
Operating costs	19.9	26.6
Royalties	8.4	15.1
Share-based payments	0.1	-
Production and operating costs	28.4	41.7

Consolidated operating costs decreased by 25%, or $6.7 million to $19.9 million in 3Q2020 compared to $26.6 million in 3Q2019. Consolidated operating costs per boe decreased to $6.3 in 3Q2020 from $8.1 per boe in 3Q2019.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe increased by 5% to $5.9 in 3Q2020 compared to $5.6 in 3Q2019. Total operating costs remained flat and amounted to $15.2 million, due to the addition of the Platanillo block as part of the Amerisur acquisition, which has higher costs per boe than the Llanos 34 block, partially offset by ongoing cost reduction efforts and the effect of the devaluation of the local currency.

3 Operating costs per boe represents the figures used in Adjusted EBTIDA calculation, as if IFRS 16 had not been adopted.

•	Chile: Operating costs per boe decreased by 72% to $5.3 in 3Q2020 compared to $19.3 in 3Q2019, due to ongoing cost reduction efforts (including lower well intervention activities, efficiencies and the renegotiation of existing contracts) and to a lesser extent, to the devaluation of the local currency. Total operating costs decreased by 67% to $1.8 million in 3Q2020 from $5.4 million in 3Q2019, despite an increase of 18% in oil and gas deliveries.

•	Brazil: Operating costs per boe decreased by 27% to $5.8 in 3Q2020 compared to $7.9 in 3Q2019 mainly reflecting the impact of the devaluation of the local currency. Total operating costs decreased by $0.7 million to $0.3 million in 3Q2020 compared to $1.0 million in 3Q2019, reflecting lower operating costs per boe and lower production and deliveries in Manati gas field, which decreased by 31%.

•	Argentina: Operating costs per boe decreased by 45% to $14.9 in 3Q2020 compared to $27.0 in 3Q2019 due to ongoing cost reduction efforts (including lower well intervention activities, efficiencies and the renegotiation of existing contracts) and to a lesser extent, due to the devaluation of the local currency. Total operating costs decreased by 45% to $2.8 million in 3Q2020 compared to $4.9 million in 3Q2019 due to lower operating costs per boe, partially offset by a 2% increase oil and gas deliveries.

Consolidated royalties fell by 45% or $6.7 million to $8.4 million in 3Q2020 compared to $15.1 million in 3Q2019, mainly resulting from lower oil prices, partially offset by a 3% increase in oil and gas deliveries.

Selling Expenses: Consolidated selling expenses decreased by $1.1 million to $1.3 million in 3Q2020 (of which $0.8 million, or $0.3 per bbl, correspond to Colombia), compared to $2.4 million in 3Q2019.

Administrative Expenses: Consolidated G&A costs per boe decreased by 41% to $2.54 in 3Q2020 compared to $4.2 in 3Q2019 due to ongoing cost reduction initiatives that even outweighed the incremental G&A costs related to the addition of Amerisur operations. Total consolidated G&A decreased by $4.1 million to $10.4 million in 3Q2020 compared to $14.5 million in 3Q2019.

Geological & Geophysical Expenses: Consolidated G&G costs per boe decreased by 56% to $0.85 in 3Q2020 versus $1.8 in 3Q2019 due to ongoing cost reduction initiatives and despite incremental G&G costs related to the addition of Amerisur operations. Total consolidated G&G expenses decreased by $1.5 million to $2.8 million in 3Q2020 compared to $4.3 million in 3Q2019.

Adjusted EBITDA: Consolidated Adjusted EBITDA6 decreased by 35% to $56.1 million, or $15.9 per boe, in 3Q2020 compared to $86.7 million, or $25.3 per boe, in 3Q2019.

•	Colombia: Adjusted EBITDA of $53.4 million in 3Q2020

•	Chile: Adjusted EBITDA of $2.7 million in 3Q2020

•	Brazil: Adjusted EBITDA of $1.9 million in 3Q2020

•	Argentina: Adjusted EBITDA of $0.4 million in 3Q2020

•	Corporate, Ecuador and Peru: Adjusted EBITDA of negative $2.2 million in 3Q2020

4 Information per boe represents the figures used in Adjusted EBTIDA calculation, mainly excluding the effect of share-based payments and the effect of IFRS 16.

5 Information per boe represents the figures used in Adjusted EBTIDA calculation, excluding the effect of share-based payments and the effect of IFRS 16 and including amounts allocated to capitalized projects.

6 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2020 and 3Q2019, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	3Q20	3Q19	3Q20	3Q19	3Q20	3Q19	3Q20	3Q19	3Q20	3Q19
Production (boepd)	31,297	31,578	3,610	3,358	1,581	2,299	2,357	2,384	38,845	39,619
Inventories, RIK[a] & Other	(251)	(1,629)	(20)	(311)	(117)	(190)	(213)	(285)	(601)	(2,414)
Sales volume (boepd)	31,046	29,949	3,590	3,047	1,464	2,109	2,144	2,099	38,244	37,205
% Oil	96.5%	99.5%	10%	15%	1%	2%	66%	71%	83%	85%
($ per boe)
Realized oil price	31.3	49.3	35.0	54.3	40.6	69.2	40.5	48.9	31.7	49.3
Realized gas price[b]	5.3	34.5	14.1	24.4	24.8	29.7	12.4	17.4	14.8	25.9
Earn-out	(1.2)	(2.2)	-	-	-	-	-	-	(1.0)	(1.7)
Combined Price	29.2	47.0	16.2	28.9	25.0	30.4	31.1	39.8	27.9	44.2
Realized commodity risk management contracts	0.5	0.5	-		-		-		0.4	0.4
Operating costs	(5.9)	(5.6)	(5.3)	(19.3)	(5.8)	(7.9)	(14.9)	(27.0)	(6.3)	(8.1)
Royalties in cash	(2.4)	(4.8)	(0.6)	(1.0)	(2.3)	(2.3)	(5.0)	(6.1)	(2.4)	(4.4)
Selling & other expenses	(0.3)	(0.7)	(0.2)	(0.3)	-	-	(2.2)	(1.3)	(0.4)	(0.7)
Operating Netback/boe	21.1	36.4	10.1	8.2	17.0	20.1	9.0	5.4	19.2	31.4
G&A, G&G & other	(3.3)	(6.1)
Adjusted EBITDA/boe	15.9	25.3

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,284 and 1,419 bopd in 3Q2020 and 3Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges increased by 1% to $26.7 million in 3Q2020, compared to $26.5 million in 3Q2019, in line with a slight increase in volumes delivered.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $0.6 million in 3Q2020 compared to $8.4 million in 3Q2019. Amounts recorded in 3Q2019 mainly refer to unsuccessful exploration wells and other exploration costs incurred in the CN-V (GeoPark non-operated, 50% WI) and Sierra del Nevado (GeoPark non-operated, 18% WI) blocks in Argentina.

Impairment of Non-Financial Assets: Consolidated non-cash impairment of non-financial assets amounted to $1.0 million in 3Q2020 and is related to the REC-T 128 block (GeoPark operated, 70% WI) in Brazil that was classified as an asset held for sale as of September 30, 2020. A non-cash impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount.

Other Income (Expenses): Other operating expenses were $1.3 million in 3Q2020, compared to $1.4 million in 3Q2019.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $15.8 million in 3Q2020, compared to $8.6 million in 3Q2019 mainly resulting from higher interest expenses related to the issuance of $350 million notes due in 2027 (2027 Notes).

Foreign Exchange: Net foreign exchange charges added a $0.7 million loss in 3Q2020 compared to a $0.8 million gain in 3Q2019.

Income Tax: Income taxes totaled $16.3 million loss in 3Q2020 compared to $41.8 million loss in 3Q2019, mainly resulting from lower profits before income taxes and the effect of fluctuations of local currencies over deferred income taxes.

Profit: Loss of $4.3 million in 3Q2020 compared to a $6.8 million profit recorded in 3Q2019, mainly due to lower operating profits and higher financial expenses, partially offset by lower income taxes.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $163.7 million as of September 30, 2020 compared to $111.2 million as of December 31, 2019. Cash generated from operating activities equaled $91.6 million and cash generated from financing activities equaled $284.2 million, partially offset by cash used in investing activities of $321.6 million.

Cash generated from financing activities of $284.2 million mainly included net proceeds from the issuance of the 2027 Notes of $342.5 million, partially offset by interest payments of $37.5 million, lease payments of $7.3 million, $4.5 million related to the acquisition of the LG International Corp’s non-controlling interest in Colombia and Chile in 2018, short-term principal payments of $3.6 million and share repurchase payments of $3.0 million.

Cash used in investing activities of $321.6 million included the acquisition of Amerisur of $272.3 million (net of cash received), and organic capital expenditures of $49.3 million.

Financial Debt: Total financial debt net of issuance cost was $772.2 million, including the 2024 Notes, the 2027 Notes and other short-term bank loans totaling $3.5 million. Short-term financial debt was $4.8 million as of September 30, 2020.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of September 30, 2020, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage

3Q2019	435.0	81.6	353.4	1.0x	12.1x
4Q2019	437.4	111.2	326.2	0.9x	12.1x
1Q2020	775.3	165.5	609.9	1.7x	11.6x
2Q2020	783.4	157.5	625.9	2.3x	7.2x
3Q2020	772.2	163.7	608.4	2.5x	5.7x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.25 times and the Adjusted EBITDA to interest ratio to be higher than 2.25 times until September 2021. As of the date of this release the Company is compliant with both covenants.

Issuance of 2027 Notes: In January 2020, the Company issued $350 million of 5.5% notes due in 2027 (2027 Notes) in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act. Funds were used for the Amerisur acquisition and for general corporate purposes. The indenture governing the 2027 Notes includes incurrence test covenants that provide, among other things, that Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. As of the date of this release, the Company is well within both covenants.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of September 30, 2020, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

GeoPark recently added new oil hedges further increasing its price risk protection over the next 15 months, now reaching 25,500 bopd in 4Q2020, 15,500 bopd in 1Q2021, 13,000 bopd in 2Q2021, and 4,500 bopd in 2H2021. Hedges include a portion providing protection to the Vasconia local marker in Colombia.

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Contract Terms ($ per bbl)
				Purchased Put or Fixed Price	Sold Put	Sold Call
4Q2020	Zero cost 3-way	Brent	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	Brent	2,000	55.0	45.0	65.2
	Zero cost 3-way	Brent	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	Brent	1,000	55.0	45.0	71.95
	Zero cost collar	Brent	5,000	31.7-32.0	N/A	40.0-40.3
	Zero cost collar	Brent	5,000	35.0	N/A	49.8-51.3
	Zero cost collar	Brent	2,500	35.0	N/A	45.1
	Zero cost collar	Vasconia	2,000	30.0	N/A	44.2
	Zero cost collar	Brent	2,500	40.0	N/A	50.3-50.4
1Q2021	Zero cost collar	Brent	7,500	35.0	N/A	50.3-53.8
	Zero cost collar	Brent	2,000	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	3,500	37.0	N/A	50.0
2Q2021	Zero cost collar	Brent	5,000	35.0	N/A	51.7-55.0
	Zero cost collar	Brent	3,500	38.0	N/A	51.0
	Zero cost collar	Brent	2,000	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	2,500	40.0	N/A	50.3-50.4
3Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
4Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended September 30, 2020, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia (In millions of $)	3Q2020	3Q2019
Sale of crude oil	82.8	129.0
Sale of gas	0.5	0.5
Revenue	83.3	129.5
Production and operating costs[a]	-22.1	-28.2
Adjusted EBITDA	53.4	92.5
Capital expenditure[b]	9.7	15.4

Chile (In millions of $)	3Q2020	3Q2019
Sale of crude oil	1.2	2.3
Sale of gas	4.2	5.8
Revenue	5.3	8.1
Production and operating costs[a]	-2.0	-5.7
Adjusted EBITDA	2.7	1.3
Capital expenditure[b]	0.0	0.4

Brazil (In millions of $)	3Q2020	3Q2019
Sale of crude oil	0.1	0.2
Sale of gas	3.3	5.7
Revenue	3.4	5.9
Production and operating costs[a]	-0.6	-1.5
Adjusted EBITDA	1.9	2.7
Capital expenditure[b]	0.0	0.3

Argentina (In millions of $)	3Q2020	3Q2019
Sale of crude oil	5.3	6.7
Sale of gas	0.8	1.0
Revenue	6.1	7.7
Production and operating costs[a]	-3.8	-6.3
Adjusted EBITDA	0.4	-1.7
Capital expenditure[b]	0.0	4.0

a)	Production and operating costs = Operating costs + Royalties + Share-based payments.

b)	Capital expenditure in Peru and Ecuador explains the difference with the reported figure in the Key Performance Indicators table.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	3Q2020	3Q2019	9M2020	9M2019
REVENUE
Sale of crude oil	89.3	138.2	262.2	434.6
Sale of gas	8.8	13.0	24.9	36.2
TOTAL REVENUE	98.1	151.2	287.0	470.9
Commodity risk management contracts	2.7	4.4	25.6	-16.0
Production and operating costs	-28.4	-41.7	-90.2	-126.7
Geological and geophysical expenses (G&G)	-2.8	-4.3	-10.2	-12.9
Administrative expenses (G&A)	-10.4	-14.5	-34.4	-39.5
Selling expenses	-1.3	-2.4	-4.9	-11.3
Depreciation	-26.7	-26.5	-89.3	-76.8
Write-off of unsuccessful exploration efforts	-0.6	-8.4	-3.8	-9.3
Impairment loss on non-financial assets	-1.0	-	-98.5	-
Other operating	-1.3	-1.4	-8.9	0.6
OPERATING (LOSS) PROFIT	28.5	56.4	-27.5	179.0

Financial costs, net	-15.8	-8.6	-45.0	-26.6
Foreign exchange gain (loss)	-0.7	0.8	-6.7	-0.7
(LOSS) PROFIT BEFORE INCOME TAX	12.0	48.5	-79.3	151.8

Income tax	-16.3	-41.8	-34.5	-93.9
(LOSS) PROFIT FOR THE PERIOD	-4.3	6.8	-113.7	57.9
Non-controlling minority interest	-	-	-	-
ATTRIBUTABLE TO OWNERS OF GEOPARK	-4.3	6.8	-113.7	57.9

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Sept '20	Dec '19

Non-Current Assets
Property, plant and equipment	716.8	567.8
Other non-current assets	60.4	58.4
Total Non-Current Assets	777.2	626.2

Current Assets
Inventories	11.9	11.4
Trade receivables	37.1	44.2
Other current assets	62.2	59.2
Cash at bank and in hand	163.7	111.2
Total Current Assets	274.9	225.9

Total Assets	1,052.1	852.1

Equity
Equity attributable to owners of GeoPark	4.0	132.9
Total Equity	4.0	132.9

Non-Current Liabilities
Borrowings	767.4	420.1
Other non-current liabilities	119.3	84.2
Total Non-Current Liabilities	886.7	504.3

Current Liabilities
Borrowings	4.8	17.3
Other current liabilities	156.6	197.6
Total Current Liabilities	161.4	214.9
Total Liabilities	1,048.1	719.2
Total Liabilities and Equity	1,052.1	852.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2020	3Q2019	9M2020	9M2019

Cash flow from operating activities	45.7	63.8	91.6	156.9
Cash flow (used in) investing activities	-9.8	-15.0	-321.6	-81.1
Cash flow (used in) from financing activities	-29.5	-35.9	284.2	-121.7

RECONCILIATION OF ADJUSTED EBITDA TO (LOSS) PROFIT BEFORE INCOME TAX

(UNAUDITED)

9M2020 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	158.1	7.9	2.5	2.9	-9.8	161.6
Depreciation	-47.9	-25.2	-2.5	-13.3	-0.4	-89.3
Unrealized commodity risk management contracts	9.9	0.0	0.0	0.0	0.0	9.9
Write-off of unsuccessful exploration efforts & impairment	0.0	-53.5	-1.6	-16.2	-31.0	-102.3
Share based payment	-0.3	-0.1	0.0	-0.1	-5.4	-5.8
IFRS 16	4.6	0.1	1.6	0.7	0.3	7.3
Others	0.2	-0.5	-0.3	-1.8	-6.5	-8.8
OPERATING (LOSS) PROFIT	124.6	-71.3	-0.2	-27.9	-52.8	-27.5
Financial costs, net						-45.0
Foreign exchange charges, net						-6.7
LOSS BEFORE INCOME TAX						-79.3

9M2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	281.5	5.8	7.5	2.8	-19.9	277.7
Depreciation	-34.3	-25.7	-5.1	-11.1	-0.6	-76.8
Unrealized commodity risk management contracts	-19.9	0.0	0.0	0.0	0.0	-19.9
Write-off of unsuccessful exploration efforts & impairment	-0.2	0.0	0.0	-9.0	0.0	-9.3
Share based payment	-0.4	0.0	-0.1	-0.1	-0.9	-1.4
IFRS 16	1.5	0.1	1.6	0.7	0.4	4.3
Others	2.8	-0.9	0.5	0.1	2.0	4.4
OPERATING (LOSS) PROFIT	230.9	-20.7	4.5	-16.6	-19.0	179.0
Financial costs, net						-26.6
Foreign exchange charges, net						-0.7
LOSS BEFORE INCOME TAX						151.8
(a)	Includes Peru, Ecuador and Corporate.

OPERATING COSTS USED FOR ADJUSTED EBITDA CALCULATION

(UNAUDITED)

3Q2020	Colombia	Chile	Brazil	Argentina	Total
Operating costs ($mm)	15.1	1.8	0.3	2.8	19.9
IFRS 16 ($mm)	1.6	0.0	0.5	0.1	2.3
Operating costs - Adj. EBITDA ($mm)	16.7	1.8	0.8	2.9	22.2
Sales volume (mmboe)	2.9	0.3	0.1	0.2	3.5
Operating costs per boe – Adj. EBITDA	5.9	5.3	5.8	14.9	6.3

3Q2019	Colombia	Chile	Brazil	Argentina	Total
Operating costs ($mm)	15.1	5.4	1.0	5.1	26.6
IFRS 16 ($mm)	0.3	0.0	0.5	0.1	1.0
Operating costs - Adj. EBITDA ($mm)	15.4	5.4	1.5	5.2	27.6
Sales volume (mmboe)	2.8	0.3	0.2	0.2	3.4
Operating costs per boe – Adj. EBITDA	5.6	19.3	7.9	27.0	8.1

G&A AND G&G FOR ADJUSTED EBITDA CALCULATION

(UNAUDITED)

	3Q2020	3Q2019
Administrative Expenses ($mm)	10.4	14.5
Share-based payments ($mm)	-1.8	-0.3
IFRS 16 ($mm)	0.2	0.3
G&A Expenses - Adj. EBITDA ($mm)	8.7	14.5
Sales volume (mmboe)	3.5	3.4
G&A per boe - Adj. EBITDA	2.5	4.2

	3Q2020	3Q2019
Geological & Geophysical Expenses (G&G)	2.8	4.3
Share-based payments ($mm)	0.0	0.0
IFRS 16 ($mm)	0.1	0.2
Allocation to capitalized projects ($mm)	0.0	1.9
G&G Expenses - Adj. EBITDA ($mm)	2.8	6.3
Sales volume (mmboe)	3.5	3.4
G&G per boe - Adj. EBITDA	0.8	1.8

ENVIRONMENTAL, SOCIAL AND GOVERNANCE / SPEED UPDATE

New Independent Board Members - Effective August 1, 2020

Appointment of Silvia Escovar Gomez

Ms. Escovar, one of the most respected and admired business leaders in Latin America, brings with her a valuable mix of government, multilateral organization, and private enterprise experience, and a successful track record in each area. An economist by training, Ms. Escovar has previously worked for the World Bank, the Central Bank of Colombia and the National Department of Planning. She also served as Deputy Secretary of Education and Deputy Secretary of Finance for the Bogota municipal government.

Since 2012, Ms. Escovar has been the CEO of Terpel S.A. – a fuel distribution company. Under her leadership, Terpel became Colombia’s third largest company. Ms. Escovar is an innovator who led a team that converted and improved Terpel’s business model, expanding the range and quality of its services and enhancing its performance in the long-term. She and her team made Terpel a true leader in sustainability, with consistently high rankings in the RobecoSAM Sustainability Yearbook.

Ms. Escovar is also highly sought after in national discussions on policy, trade, diversity and inclusion. Ms. Escovar’s other Board memberships include Grupo Bancolombia and Organizacion Corona S.A.

Appointment of Somit Varma

Mr. Varma is a proven and respected investor in oil, gas, mining and infrastructure projects across the globe. His impressive track-record includes building management teams, growing businesses to scale and making significant contributions towards improving environmental, social and corporate governance standards. In addition, he has worked with governments and communities in Latin America, Asia and Africa to achieve better outcomes from the use of their natural resources.

Until 2010, Mr. Varma was the Global Head of Oil, Gas, Mining and Chemicals for the International Finance Corporation (“IFC”). From 2011 until July 2020, Mr. Varma was a Managing Director in the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms with over $10 billion committed across a wide range of energy companies globally.

Mr. Varma is from New Delhi, India and earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on November 5, 2020 at 10:00 am (Eastern Standard Time) to discuss the 3Q2020 results and the work program and investment guidelines for 2021.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/2770543/D46DCDE802A42ABE385B37543F22E6FC

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 2754509

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
WI	Working interest
NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Amerisur acquisition, the Covid-19 pandemic, cost reduction initiatives, expected or future production, production growth and operating and financial performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.

Item 3

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2021 WORK PROGRAM AND INVESTMENT GUIDELINES

SELF-FUNDED AND FLEXIBLE WORK PROGRAM

WITH LOW-COST PRODUCTION GROWTH

DEVELOPMENT OF THE HIGH-POTENTIAL CPO-5 BLOCK

AND RETURNING VALUE TO SHAREHOLDERS

Bogota, Colombia – November 4, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its work program and investment guidelines for 2021. (All figures are expressed in US Dollars).

A conference call to discuss third quarter 2020 financial results and the 2021 work program and investment guidelines will be held on November 5, 2020 at 10:00 a.m. Eastern Standard Time.

2021 Work Program: Main Principles and Approach

GeoPark has approved a self-funded and risk-balanced 2021 work program aimed at providing tangible value to its shareholders through value returns and the continuing development of its unique low-cost, low-risk project portfolio, considering the following principles:

Technical

•	Efficient development of the Llanos 34 block (GeoPark operated, 45% WI)

•	Accelerate development & exploration activities in the CPO-5 block (GeoPark non-operated, 30% WI)

•	Define new plays, leads and prospects on its seven million acreage land position in ten basins

•	Initiate exploration studies and drilling in GeoPark’s large, low-risk Llanos basin exploration acreage

•	Start-up activities in Ecuador to initiate drilling in 2H2021 or early 2022

•	Enhance base production levels in Chile, Argentina and Brazil

Economic

•	Allocate investment capital to best shareholder value-adding projects determined on four key criteria: technical upside, strategic value, economic return and social and environmental impact

•	Proven flexible capital expenditure program fully funded within cashflow

•	Ongoing cost reduction efforts to further improve GeoPark’s leading cost efficiencies

•	Preserve balance sheet strength with tools and safety nets in place

•	Maximize net asset value per share

•	Continue returning value to shareholders

Strategic

•	Proven flexible program, adaptable to lower oil price scenarios

•	Develop and add new short-cycle projects with low breakevens

•	Grow strategic partnerships with Ecopetrol/Hocol, ONGC and Boru Energy

•	Promote innovation and the adoption of best practices across the portfolio

Environmental, Social and Governance

•	Maintain protocols and crisis response plans to keep people working safely and production flowing with teams reduced to minimum and back up teams in place

•	Strengthen ESG+ metrics with GeoPark’s proven internal SPEED program

•	Continue building strong relationships with neighbors and communities

•	Partner with the United Nations Development Program (UNPD) to reduce social inequality in areas of influence
•	Grid connection and renewable projects in the Llanos 34 block to further reduce carbon footprint expected to be operational by 2022

2021 Guidance ($40-45/bbl Brent)

The 2021 production guidance reflects average production of 40,000-42,000 boepd, excluding the potential production from the 2021 exploration drilling program.

The 2021 work program of $100-120 million includes drilling of 31-34 gross wells, with approximately 65% to be allocated to development activities and 35% to exploration activities.

Using the base case price assumption of $40-45/bbl Brent, GeoPark can execute a risk-balanced work program to continue growing its business by producing, developing and exploring its portfolio of assets, fully funded within cashflow, maintaining a strong balance sheet and returning value to its shareholders.

The 2021 work program reflects further improvements to the Company’s leading costs efficiencies with an operating netback to capital expenditures ratio of 2+ times and an operating netback to development capital of 3.5+ with Brent at $40-45 per bbl.

The table below provides the main highlights of the 2021 work program:

2021 Work Program	Base Case ($40-45/bbl Brent)
Average Production	40,000-42,000 boepd
Total 2021 Capital Expenditures	$100-120 million
Development Capital	$60-70 million
Operating Netback[1]	$210-280 million
Development/Appraisal Wells (Gross)	26-28 wells
Exploration Wells (Gross)	5-6 wells
Total Wells (Gross)	31-34 wells

2021 Work Program Details

•	Production target: 40,000-42,000 boepd average production

•	Capital expenditure program: $100-120 million fully funded by cashflow, to be allocated as follows:

•	Colombia - $95-115 million: Focus on developing the Llanos 34 block, accelerating development of the CPO-5 block and acquiring seismic and delineating prospects in the Llanos and Putumayo exploration blocks.

The work program in Colombia includes:

-	Llanos 34 block: 23-25 development and appraisal wells plus facilities to continue optimizing operating and transportation costs

-	CPO-5 block: 5-6 wells (2 development and appraisal and 3-4 exploration wells plus 3D seismic)

-	Llanos 94 block (GeoPark non-operated, 50% WI): one exploration well

-	Llanos 32 block (GeoPark non-operated, 12.5% WI): one appraisal and one exploration well

-	Seismic acquisition, reprocessing and other preliminary and preoperational activities in exploration blocks in the Llanos and Putumayo basins

•	Ecuador - $4-5 million: 3D seismic and other preliminary activities to prepare for drilling in the Espejo (GeoPark operated, 50% WI) and Perico (GeoPark non-operated, 50% WI) blocks in 2H2021 or early 2022

•	Chile, Argentina and Brazil - $1-2 million: Well intervention activities and facilities to enhance base production levels

1 Assuming $4/bbl Vasconia-Brent differential.

Value Returns to Shareholders: Cash Dividends and Share Buyback Program

As part of the Company’s commitment to return value to its shareholders, today GeoPark’s Board of Directors declared an extraordinary and a quarterly cash dividend for 2020 and a share buyback program, as follows:

•	2020 Extraordinary Cash Dividend of $0.0206 per share ($1.25 million) payable on December 9, 2020

•	2020 Quarterly Dividend of $0.0206 per share ($1.25 million) payable on December 9, 2020

•	Share Buyback Program to repurchase up to 10% of shares outstanding beginning on November 5, 2020 and expiring on November 15, 2021

For further details, please refer to the separate release published today.

Work Program Flexible at Different Oil Price Scenarios

Consistent with the Company’s approach in prior years, GeoPark’s 2021 work program can be rapidly adapted to different oil price scenarios, illustrating the high quality of its assets, its low-break-even production and strong financial performance in lower and volatile oil price environments.

•	Above $50/bbl Brent oil price: Capital expenditures can be expanded to $140-160 million – by adding incremental projects, targeting average production of 42,000-44,000 boepd

•	Below $35/bbl Brent oil price: Capital expenditures can be reduced to $50-85 million – focusing on the lowest-risk projects that produce the fastest cashflow, targeting average production of 38,000-40,000 boepd

GeoPark currently has commodity risk management contracts in place covering a portion of its production for 2021. GeoPark monitors market conditions on a continuous basis and expects to enter into additional new commodity risk management contracts to secure minimum oil prices for its 2021 production and beyond.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on November 5, 2020 at 10:00 am (Eastern Standard Time) to discuss the 3Q2020 results and the work program and investment guidelines for 2021.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/2770543/D46DCDE802A42ABE385B37543F22E6FC

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 2754509

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe sales volumes
Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Operating netback

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

PRMS	Petroleum Resources Management System
SPE WI	Society of Petroleum Engineers Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2020 and/or 2021 production growth, financial performance, oil prices and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.